Mail Stop 3561

November 30, 2007

Ron Johnson
Chief Executive Officer
Mortgage Assistance Center Corporation
1341 W. Mockingbird Lane
Suite 1200 W
Dallas, TX 75247

       Re: Mortgage Assistance Center Corporation
               Form 10-KSB / Supplemental Response for Fiscal Year Ended
               December 31, 2006
               Filed September 20, 2007
               Form 10-QSB for the Quarter Ended
               June 30, 2007
               Filed August 20, 2007
               File No. 000-21627

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

General

1. We have reviewed your response to our prior comment two, noting you record revenue for services provided to "maximize the value of the assets." Please provide a detailed discussion of type of services you provide, how the services impact the assets and cite the specific authoritative literature you utilized to support your accounting treatment.

Note 6 – Portfolio Assets, page F-21

2. We have reviewed your response to our prior comment four and note that your response does not address our comment in its entirety. Please revise your document to provide the disclosures required by paragraph .13(a)(4), .13(c) and .13(d) of SOP 01-6.

Note 16 – Common Stock Warrants, page F-33

3. We have reviewed your response to our prior comment five and it appears that you have classified the warrants issued in conjunction with the Series A preferred stock as equity. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. In addition, per review of Exhibit 3.01 of your Form 8-K filed on December 6, 2006, the preferred stock appears to be redeemable at the option of the company and convertible under a trigger event. It would appear that the discount from the value of the preferred stock assigned to the warrants would need to be accreted back over the period in which the preferred stock can be redeemed. This accretion would be accounted for as a deemed dividend to the preferred stock and impact the net loss available to common stock when determining earnings per share. Please advise or revise.

Form 10-QSB for the Quarter Ended June 30, 2007

Item 3. Controls and Procedures

4. Please describe the basis for your officers' conclusions that your disclosure controls and procedures are effective considering you have identified material weaknesses in your disclosure controls.

5. We note that your response to our prior comment nine did not address our comment in its entirety, therefore it is being partially re-issued. We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Health Care Services